Annual General Meeting 15 August 2014 Exhibit 99.6

Annual General Meeting 15 August 2014 Chairman’s Address – Michael Hammes 2 PAGE

Annual General Meeting 15 August 2014 CEO’s Address – Louis Gries 3 PAGE

PAGE

GROUP OVERVIEW

Net operating profit reflects:
•
Higher sales volumes and average net sales prices in both the USA and Europe Fiber Cement  and Asia Pacific Fiber
Cement Segments
•
USA and Europe Fiber Cement EBIT margin of 21.2%
•
Asia Pacific Fiber Cement Segment EBIT margin excluding New Zealand weathertightness claims of 21.7%
•
Increase in Adjusted effective tax rate, changes in the fair value of interest rate swaps, and foreign currency losses
Q1 Q1%
FY 2015 FY 2014 Change
Net operating profit 28.9 142.2 (80)
Adjusted net operating profit 50.1 52.0 (4)
Adjusted diluted earnings per share (US cents) 11 12
US$ Millions
st st
1
1 Comparisons are of the 1 quarter of the current fiscal year versus the 1 quarter of the prior fiscal year

USA AND EUROPE FIBER CEMENT
1st Quarter Result
1
Net Sales up 16% to US$321.5 million
Sales Volume up 8% to 463.3 mmsf
Average Price  up 7% to US$680 per msf
EBIT up 14% to US$68.0 million
EBIT Margin down 0.2 pts to 21.2%

1 Comparisons are of the 1 st quarter of the current fiscal year versus the 1 st quarter of the prior fiscal year
PAGE

PAGE
ASIA PACIFIC FIBER CEMENT
1st Quarter Result
Net Sales up  1% to US$95.3 million
Sales Volume up 6% to 108.5 mmsf
Average Price  up 2% from A$916 per msf to A$931 per msf
EBIT down 2% to US$20.7 million, +4% in AUD
EBIT Margin down 0.7 pts to 21.7%

2
2
1
1 Comparisons are of the 1 st quarter of the current fiscal year versus the 1 st quarter of the prior fiscal year
2 Excludes New Zealand weathertightness claims of US$1.3 million benefit and US$4.6 million expense in 1 st quarter FY15 and 1 st quarter FY14, respectively

USA and Europe Fiber Cement
•
The US operating environment continues to recover, but at a more modest pace than expected earlier this year
•
The recent flattening in housing activity has created some uncertainty about the pace of the recovery in the short-term
•
Our medium-term view on the recovery is unchanged. To capitalize on the growing market demand and anticipated market penetration, we continue to invest in additional manufacturing capacity across the
US
•
EBIT to revenue margin is expected to remain within our target range of 20% - 25% for fiscal 2015, absent any major external factors
Asia Pacific Fiber Cement
•
In Australia, net sales from the Australian business are expected to improve, tracking in line with expected growth in the detached housing market and an expected positive movement in the repair and remodel market
•
The New Zealand business is expected to deliver improved results supported by a stronger local housing market, particularly in Auckland and Christchurch, although at a more moderate rate of growth than prior year
•
The Philippines business is expected to grow, driven by increased penetration in to a relatively flat repair and remodel market, together with increased penetration into the growing Residential High Rise market
GROUP OUTLOOK

Annual General Meeting 15 August 2014 Items of Business 8 PAGE

RESOLUTION 1:
Financial Statements and Reports for Fiscal
Year 2014
•
9 PAGE
To receive and consider the financial statements and
reports of the Directors and external auditor for the fiscal year ended 31 March 2014

RESOLUTION 1:
Financial Statements and Reports for Fiscal
Year 2014
PROXY RESULTS:
Votes %*
For 361,153,858 99.95
Against 72,833 0.02
Open 108,620 0.03
Abstain 3,960,716 N/A
Excluded 0 N/A
* Percentages have been rounded

RESOLUTION 2: Remuneration Report for Fiscal Year 2014 11 PAGE • To receive and consider the Remuneration Report of the company for the fiscal year ended 31 March 2014

PAGE
RESOLUTION 2:
Remuneration Report for Fiscal Year 2014

PROXY RESULTS:
Votes %*
For 327,342,449 89.78
Against 37,170,213 10.19
Open 108,620 0.03
Abstain 674,745 N/A
Excluded 0 N/A
* Percentages have been rounded

RESOLUTION 3:
Election/Re-election of Directors
a. That Russell Chenu be elected as a director
b. That Michael Hammes, who retires by rotation in
accordance with the Articles of Association, be re-
elected as a director
c. That Rudolf van der Meer, who retires by rotation in
accordance with the Articles of Association, be re-
elected as a director
PAGE

RESOLUTION 3(a):
Election of Director – Russell Chenu

PROXY RESULTS:
Votes %*
For 360,300,698 98.74
Against 4,507,463 1.23
Open 108,620 0.03
Abstain 379,246 N/A
Excluded 0 N/A
* Percentages have been rounded
PAGE

RESOLUTION 3(b):
Re-election of Director – Michael Hammes
PROXY RESULTS:
Votes %*
For 358,924,079 98.32
Against 6,025,374 1.65
Open 108,620 0.03
Abstain 237,954 N/A
Excluded 0 N/A
* Percentages have been rounded

RESOLUTION 3(c):
Re-election of Director – Rudolf van deer
Meer

PROXY RESULTS:
Votes %*
For 364,365,460 99.82
Against 567,203 0.15
Open 108,620 0.03
Abstain 254,744 N/A
Excluded 0 N/A
* Percentages have been rounded
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PAGE RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration 17 • That the Board be authorised to fix the remuneration of the external auditor for the financial year ended 31 March 2015

RESOLUTION 4:
Authority to Fix the External Auditor’s
Remuneration

PROXY RESULTS:
Votes %*
For 364,104,920 99.93
Against 156,816 0.04
Open 108,620 0.03
Abstain 925,671 N/A
Excluded 0 N/A
* Percentages have been rounded
PAGE

RESOLUTION 5: Increase Non-executive Director Fee Pool • 19 PAGE Approve an increase in the maximum remuneration payable to non-executive directors

RESOLUTION 5:
Increase Non-executive Director Fee Pool
PROXY RESULTS:
Votes %*
For 361,919,202 99.55
Against 1,551,385 0.42
Open 108,620 0.03
Abstain 994,146 N/A
Excluded 722,674 N/A
* Percentages have been rounded

RESOLUTION 6:
Grant of Return on Capital Employed
Restricted Stock Units
21 PAGE
• Approve the grant of Return on Capital Employed
Restricted Stock Units (RSUs) under the company’s
Long Term Incentive Plan to the CEO, Louis Gries

PAGE
RESOLUTION 6:
Grant of Return on Capital Employed
Restricted Stock Units

PROXY RESULTS:
Votes %*
For 350,568,956 96.42
Against 12,932,919 3.55
Open 108,620 0.03
Abstain 1,191,924 N/A
Excluded 493,248 N/A
* Percentages have been rounded

RESOLUTION 7:
Grant of Relative Total Shareholder Return
(TSR) RSUs
23 PAGE
•
Approve the grant of RSUs with a Relative Total
Shareholder Return (TSR) hurdle under the company’s
Long Term Incentive Plan to the CEO, Louis Gries

RESOLUTION 7:
Grant of Relative Total Shareholder Return
(TSR) RSUs

PROXY RESULTS:
Votes %*
For 324,265,869 90.23
Against 35,037,286 9.74
Open 108,620 0.03
Abstain 5,391,004 N/A
Excluded 493,248 N/A
* Percentages have been rounded
PAGE

Other Items of Business PAGE 25

Annual General Meeting 15 August 2014

Disclaimer:
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the
New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-
party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
PAGE

Disclaimer (continued):
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,”
“may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control.
Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk
Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products;
reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to
Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all;
acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.
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Annual General Meeting 15 August 2014